Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

November 18, 2013

VIA EDGAR AND OVERNIGHT COURIER

Mr. Duc Dang

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	American Realty Capital Properties, Inc.

Amendment No. 4 to Registration Statement on Form S-4

Filed November 4, 2013

File No. 333-190056

Dear Mr. Dang:

On behalf of American Realty Capital Properties, Inc., a Maryland corporation (the “Company,” or “ARCP”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form S-4 (File No. 333-190056) of the Company (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 8, 2013.

For convenience of reference, each Staff comment contained in your November 8, 2013 comment letter is reprinted below in boldface, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to you four courtesy copies of Amendment No. 5, filed by the Company on the date hereof and four copies of Amendment No. 5 which are marked to reflect changes made to the Registration Statement, filed with the Commission on November 4, 2013 (the “Marked Copies”). The changes reflected in Amendment No. 5 have been made in response to the Staff's comments and for the purpose of updating and revising certain information in the Registration Statement.

All page references in our responses are to the pages of the Marked Copies. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement. Please note that references to “we,” “our” and “us” refer to the Company.

General

1.	To the extent that any relevant terms of any anticipated debt issuances are known, although not necessarily finalized, please disclose such material terms including related interest rates, maturity dates, collateral requirements (if any), and any other material terms. This disclosure should include, though not necessarily be limited to, the $755 million for the ARCT IV merger, $1.25 billion for the Cole Merger, the $300 million for the Fortress Portfolio and the $202.1 million for the Inland Portfolio.

November 18, 2013

The requested disclosure has been added under the heading “The Companies – Sources of Cash Consideration for Recent and Pending Transactions” beginning on page 78 of the proxy statement/prospectus.

2.	In light of the anticipated debt issuances, please provide a table of contractual obligation on a pro forma basis.

The requested disclosure has been added as a new section under the heading “The Companies – Contractual Obligations on a Pro Forma Basis After Giving Effect to the Merger and Recent and Pending Transactions” on page 83 of the proxy statement/prospectus.

3.	Where you discuss ARCT IV’s board consideration regarding this merger, please clarify if the board has subsequently considered the impact of the Cole merger on ARCT IV’s shareholders.

The disclosure under the heading “The Merger – Background of the Merger” on page 114 of the proxy statement/prospectus has been revised as requested.

How will ARCP fund the cash portion of the merger consideration, page vii

4.	We note your response to comment 3. Considering shareholders approving this merger will effectively become shareholders of the completely merged entity, please briefly clarify how you will fund the cash consideration for all pending mergers.

The disclosure under the headings “Questions and Answers – How will ARCP fund the cash portion of the merger consideration?” and “The Companies – Sources of Cash Consideration for Recent and Pending Transactions” beginning on pages vii and 78, respectively, of the proxy statement/prospectus, have been revised as requested.

What will be the distribution rate on an ARCT IV stockholder’s original investment, page x

5.	Please revise to clarify if the expectation regarding distributions includes the impact of the merger with Cole.

The disclosures under the headings “Questions and Answers – What will be the distribution rate on a ARCT IV stockholder’s original investment?” and” Summary – Comparative ARCP and ARCT IV Market Price and Dividend Information – ARCT IV’s Distribution Data” on pages x and 23, respectively, of the proxy statement/prospectus, have been revised as requested.

November 18, 2013

Comparative ARCP and ARCT IV Market Price and Distribution Information, page 22

6.	We have received and are reviewing the supplemental materials submitted in response to comment 5. We may have further comments upon the completion of our review.

We acknowledge the above comment.

Risk Factors, page 25

ARCP’s anticipated level of indebtedness…., page 37

7.	Please combine the risk factor on page 36 under the heading “ARCP is more highly leveraged…” with this risk factor and revise to disclose the leverage ratio based on the pro forma $9.2 billion in indebtedness. Also, please tell us the difference between this risk factor and the one on page 50 with the same heading. Generally, please review this section and limit the repetition in your risk factors and the narratives.

The two risk factors have been combined as requested, under the heading “ARCP is more highly leveraged than ARCT IV and ARCP’s anticipated level of indebtedness will increase upon completion of the merger and will increase the related risks ARCP now faces” on page 32 of the proxy statement/prospectus. Please note that this risk factor relates specifically to the ARCT IV merger and the additional indebtedness to be incurred and assumed by the Company in the ARCT IV merger, while the risk factor under the heading “ARCP’s anticipated level of indebtedness will increase upon completion of the CapLease and Cole Mergers and will increase the related risks ARCP now faces” on page 45 of the proxy statement/prospectus discusses the risks relating to the additional indebtedness to be incurred and assumed by the Company in connection with the CapLease and Cole Mergers. We advise the Staff that we have reviewed the Risk Factors section and consolidated risk factors where appropriate.

The exchange ratio in the Cole Merger…., page 38

8.	Please revise this risk factor so that it discusses the specific risks applicable to the shareholders of ARCT IV.

The risk factor under the heading “The exchange ratio in the Cole Merger is fixed and will not be adjusted in the event of any change in either ARCP’s common stock price or Cole’s stock price” beginning on page 36 of the proxy statement/prospectus has been revised as requested.

November 18, 2013

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-1

Unaudited Pro Forma Consolidated Balance Sheet, pages F-4 – F-7

9.	We note your column for Cole Merger Related Adjustments. Please tell us how you determined it was not necessary to provide pro forma adjustments for the fair value of the following line items: Investments in unconsolidated entities, Leasehold improvements and property and equipment, net, Mortgage notes payable, Other long-term debt, and Non-controlling interests. Further, please tell us why you continue to record Acquired below market lease intangibles at the amount from the historical balance sheet of Cole.

We advise the Staff that we did not record pro forma fair value adjustments for the mortgage notes payable or other long term debt, as Cole disclosed in its Form 10-Q for the quarter ended June 30, 2013, that the fair value of the notes payable and other borrowings approximates the carrying value. We did not record a fair value adjustment for the leasehold improvements and property and equipment as these assets are comprised of office furniture, fixtures, computer hardware and software, and leasehold improvements related to operating leases and the fair value of these assets approximates their carrying value. We also did not record a fair value adjustment for the non-controlling interest of Cole as the majority of the balance arose from a joint venture entered into during 2013, and based on limited activity since the entrance date, fair value approximates carrying value. We further advise the Staff that the fair value adjustments to the investments in unconsolidated entities were revised as requested on page F-4 of the proxy statement/prospectus.

Notes to Unaudited Pro Forma Consolidated Balance Sheet, pages F-8 – F-13

10.	We note that your pro forma financial statements have been prepared with the assumption that you have been determined to be the accounting acquirer in the transaction with Cole Real Estate Investments, Inc. Please clarify the facts and circumstances considered in arriving at your conclusion. Your response should address the factors to be considered outlined within paragraphs 805-10-55-10 to 15 of the FASB Accounting Standards Codification.

Please refer to Appendix A hereto.

11.	We have considered your response to comment 8. We note that due to the complexity of the conversion features, you will need the assistance of a third party specialist to assist in the determination of whether a derivative exists and the value if such a derivative exists. Your response also indicates that such an analysis has not yet been completed. However, you have determined that the impact of this potential bifurcated derivative is not material to the pro forma financial statements. Please clarify how you are able to arrive at such a conclusion when an evaluation of whether a derivative exists and the valuation of such a derivative have not yet been performed. Your response should describe all facts and circumstances considered in arriving at your conclusion.

November 18, 2013

We advise the Staff that that the evaluation of the Series D Cumulative Convertible Preferred Stock conversion feature is still on-going. At this time, we are unable to determine if the impact of the potential bifurcated derivative is material to the pro forma financial statements. As the impact of the Series F Preferred Stock conversion feature as an embedded derivative has not yet been determined, we have not bifurcated the conversion feature in the pro forma financial statements.

12.	We note your adjustment (29). Please reconcile for us the $11,315,000 in your table to the amounts discussed in your footnote.

Please refer to the below reconciliation.

Proceeds from issuance of Mortgage Notes	755,000,000
Repayment of Senior Credit Facility	(61,982,000)
Cash portion of merger consideration	(650,903,000)
Estimated merger-related costs	(25,000,000)
Purchase of assets from External Advisor	(5,800,000)
Total	11,315,000

We advise the Staff that adjustment (29) has been revised to eliminate the disclosure relating to $100.0 million in cash used to repurchase of shares of ARCT IV stock.

Unaudited Pro Forma Consolidated Statement of Operations for the Year ended December 31, 2012, pages F-17 – F-19

13.	It does not appear that your Dividends allocable to preferred shares for the CapLease Historical and CapLease Merger Related Adjustments columns is in the total column. Please advise or revise.

This fair value adjustment reflected on pages F-15 to F-17 of the proxy statement/prospectus has been revised as requested.

November 18, 2013

14.	We note your pro forma adjustment of 29,412,000 shares to the basic and diluted weighted average common shares. Please tell us and revise your filing to clarify the nature of this adjustment.

We advise the Staff that these represent the issuance of 29.4 million shares of common stock that were issued late in the second quarter of 2013 as if such issuance had occurred at the beginning of the period. We will revise future filings to clarify the nature of the adjustment. This adjustment reflected on pages F-15 to F-17 of the proxy statement/prospectus has been revised as requested.

Annex F

Unaudited Pro Forma Consolidated Balance Sheet for American Realty Capital Trust IV, Inc., page F-5

15.	We note that the amounts in your first paragraph on page F-5 are inconsistent with the amounts in the GE Capital Portfolio column. Please advise or revise.

We advise the Staff that the first paragraph includes all 955 properties included in the GE Capital Portfolio; however, the GE Capital Portfolio Column only includes the 547 properties that were not acquired as of 6/30/13.

We thank you for your prompt attention to this letter responding to the comment letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3735.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ Steven L. Lichtenfeld
Steven L. Lichtenfeld

cc:	Shannon Sobotka

Jennifer Monick

Folake Ayoola

November 18, 2013

APPENDIX A

Memorandum

To:	Project Chicago Files

From:	Ryan Steel, Director of Financial Reporting

Date:	October 23, 2013

Re:	Project Chicago, Determining the Acquirer

Background:

On October 22, 2013, American Realty Capital Properties, Inc., a Maryland corporation (the “Company” or “ARCP”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Cole Real Estate Investments, Inc., a Maryland corporation (“Cole”), and Clark Acquisition, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Merger Sub”).  The Merger Agreement provides for the merger of Cole with and into Merger Sub (the “Merger”), with Merger Sub surviving as a wholly owned subsidiary of the Company.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of common stock of Cole, $0.01 par value per share (“Cole Common Stock”), other than shares owned by the Company, any subsidiary of the Company or any wholly owned subsidiary of Cole, will be converted into the right to receive, at the election of the holder thereof, either (i) 1.0929 shares of common stock of the Company, par value $0.01 per share (“Company Common Stock”), or (ii) $13.82 in cash (the “Merger Consideration”), but in no event will the aggregate consideration paid in cash be paid on more than 20% of the shares of Cole Common Stock issued and outstanding as of immediately prior to the closing of the Merger (including for this purpose shares of Cole Common Stock deemed issued in respect of Cole restricted share units and performance share units). If the aggregate elections for payment in cash exceed 20% of the number of shares of Cole Common Stock issued and outstanding as of immediately prior to the closing of the Merger, then the amount of cash consideration paid on cash elections will be reduced on a pro rata basis with the remaining consideration paid in Company Common Stock.

The Cole Merger is dependent upon the Company closing on its merger with American Realty Capital Trust IV (“ARCT IV”). In conjunction with the merger of the Company with ARCT IV (the “ARCT IV Merger”), the Company will exchange all of the outstanding shares of ARCT IV’s common stock for (i) $9.00 to be paid in cash plus (ii) 0.5190 shares of the Company’s common stock, par value $0.01 per share and (iii) 0.5937 share of Series F Preferred Stock (“Series F Preferred Stock”), par value $0.01 per share. Based on outstanding ARCT IV shares as of September 30, 2013, this is estimated to result in the issuance of 37.5M shares of common stock, 42.9M shares of preferred stock, and the exchange of $651M in cash.

November 18, 2013

Determining the Acquirer:

Per the ASC 805-10-24-4, “for each business combination, one of the combining entities shall be identified as the acquirer.” Application of the above principle requires one of the parties in a business combination to be identified as the acquirer for accounting purposes. The process of identifying the acquirer begins with the determination of the party that obtains control based on the guidance in the consolidation standards. Per ACS 810-10-15-8, the general rule is that the party that holds directly or indirectly greater than 50 percent of the voting shares has controls.

Based on the terms of the Merger Agreement, the number of shares required to be issued to Cole’s shareholders is projected to be greater than the number of shares the Company is expected to have outstanding immediately prior to the expected merger date. After giving effect to the ARCT IV merger and other pending transactions and assuming that 20% of the outstanding shares of Cole will be exchanged for cash, Cole shareholders would receive 64% of the outstanding common stock of the combined company and ARCP’s shareholders would retain the remaining 36% of the outstanding common stock. However, the shares received by Cole will be distributed amongst the existing Cole shareholders and no individual or entity, either directly or indirectly, would have greater than 50 percent of the voting shares.

As this guidance does not clearly identify the acquirer, we consider the factors in ASC 805-10-55, paragraphs 11 – 15, which provides additional guidance to assist in identifying the acquirer (responses in blue):

•	In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities:

Although the business combination effected is primarily in the form of equity interests, the Company is the entity that will be transferring cash. This indicates that ARCP is the acquirer.

•	In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests:

The Company is the entity that will issue equity interests. This indicates that ARCP is the acquirer.

Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

o	The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

While the Cole shareholders will receive the largest portion of the voting interests, as discussed above, they do not act as a group and voting of those shares will be widely dispersed. Accordingly, no individual or entity will have a significant portion of the voting rights of the combined entity. Overall, this indicates Cole is the acquirer with mitigating circumstances.

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November 18, 2013

o	The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

Based on shares owned as of 9/30/13, the largest minority owner is projected to own less than 5% of the combined entity. As such, there will be no large minority voting interest in the combined entity. Therefore, this consideration point does not have an impact on the conclusion.

o	The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

As set forth in the Merger Agreement, the board of directors (governing board) of the combined entity immediately following the merger will predominantly be comprised of the existing ARCP board members; however, two vacant board positions will be filled by independent directors currently serving on Cole’s board. Although board members will be reappointed at subsequent shareholder votes, as the voting interests will be widely dispersed, neither the existing owners of the Company nor the existing owners of Cole will separately have the ability to elect, appoint, and remove the majority of the governing body of the combined entity. This indicates that ARCP is the acquirer.

o	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

Although certain employees of Cole will become executive officers of the combined company, senior management of the combined entity will be largely dominated by existing senior management of ARCP. This indicates ARCP will be the acquirer.

o	The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

Per the terms of the Merger Agreement, ARCP will be paying a premium for the pre-combination fair value of the equity interest of Cole. This indicates ARCP will be the acquirer.

•	The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities:

As of and for the nine-months ended September 30, 2013, the assets, revenues, and earnings of ARCP and Cole are as follows:

	ARCP	Cole
Assets	$3,151,013,000	$8,047,495,000
Rental Income	138,060,000	424,233,000
Total Revenue	145,915,000	772,399,000
Earnings	(248,676,000)	93,323,000

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November 18, 2013

For all categories, the relative size of Cole is significantly larger. However, since the pending mergers the Company has entered are expected to be closed prior to the closing of the Cole Merger, the assets, revenues, and earnings of ARCP immediately prior to merger with Cole are expected to be significantly larger. If these mergers, which include CapLease (which has already closed), ARCT IV (which is a condition of the Cole Merger), Fortress and Inland, were effective as of January 1, 2013, ARCP information as of and for the nine-months ended September 30, 2013 would adjust to:

	ARCP	Cole
Assets	$8,654,326,000	$8,047,495,000
Rental Income	467,256,000	424,233,000
Total Revenue	508,756,000	772,399,000
Earnings	(386,438,000)	93,323,000

Once adjusted for pending mergers, on a pro forma basis, ARCP’s total assets and rental income will be larger than Cole’s total asset and rental income, respectively. Further, the significantly lower earnings is primarily driven by merger costs in relation to the American Realty Capital Trust III mergers of $137M and a loss on contingent value rights of $70M, as well as significantly increased interest charges incurred to finance the various transactions and increased depreciation charges resulting from recorded assets acquired at fair value. The results of this consideration point is mixed, but overall indicates that Cole would be the acquirer.

•	In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph:

N/A; although a third entity, Clark Acquisition, LLC, is involved in the business combination, Clark is a wholly-owned subsidiary of ARCP.

Conclusion:

As discussed above, the majority of the consideration points in the ASC 805-10-55 indicate that ARCP is the acquirer, thus we have determined that ARCP is the acquirer for accounting considerations of the Merger Agreement.

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